Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON
FORM 20-F THROUGH ITS WEBSITE PURSUANT TO NASDAQ LISTING RULE 5250(d)

Tel-Aviv, Israel, May 3, 2015, Elbit Imaging Ltd. (Nasdaq: EMITF), today announced that its annual report on Form 20-F for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission on April 30, 2015 is available through its website at: www.elbitimaging.com under: “Investor Relations - Financial Reports - 2015 - 20F/Form 2014”.  Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: We operate primarily in the following principal fields of business: (i) Commercial Centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through Plaza Centers N.V. ("PC"), of which we own approximately 62.5% of its share capital. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management primarily in major European cities;  (iii) Medical Industries - through our investee entities we are dealing with (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (vi) Residential Projects - Initiation, construction and sale of residential units or plots designated for residential, located primarily in India.

For Further Information:

Ron Hadassi
Chairman
Tel: +972-3-608-6048
ron@elbitimaging.com

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054